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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                                  Commission File Number 0-20732
                                                                         -------

                          NOTIFICATION OF LATE FILING

(Check One) [x ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F
            [  ] Form 10-Q  [  ] Form N-SAR

For Period Ended:    June 30, 1996
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[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

        Read attached instruction sheet before preparing form.  Please print or
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type.
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        Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                       PART I.  REGISTRANT INFORMATION

Full name of registrant              COMPUTER INTEGRATION CORP.
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Former name if applicable
                                  NEG, INC.
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Address of principal executive office (Street and number)
                                      -------------------
                                7900 GLADES ROAD
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City, State and Zip Code    BOCA RATON, FLORIDA 33434
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                      PART II.  RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [xx]    (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [xx]    (b)     The subject annual report, semi-annual report, transition
         report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [xx]    (c)     The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                             PART III.  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
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        As a result of the Registrant's loss of certain key employees, and the reallocation by the Registrant of its manpower resources in connection with the Registrant's ongoing restructuring and facility consolidation, the Registrant was unable to collect the necessary information to complete its financial statements for the year ended June 30, 1996 until the week of September 23. Simultaneously with the completion of its year end financial statements, the Registrant was negotiating an amendment to its Restated Loan and Security Agreement with its principal lender. Those negotiations were not successfully concluded until Monday, September 30, 1996. As a result of the Registrant's inability to provide all required information necessary for its independent accountants to complete their audit, including the fully executed amendment to its loan agreement, those independent accountants were unable to deliver their opinion and consent prior to the 10-K filing deadline.
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                         PART IV.  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

        JOHN F. CHISTE                     (407)               482-6678
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             (Name)                     (Area Code)        (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached Explanation of Anticipated Change in Results of Operations.

                          COMPUTER INTEGRATION CORP.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date October 1, 1996                 By /s/ John F. Chiste
     ---------------------------        ---------------------------------------
                                        Chief Financial Officer


                Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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                         PART IV(3).  OTHER INFORMATION

       EXPLANATION OF ANTICIPATED CHANGE IN RESULTS OF OPERATIONS



        Effective July 1, 1995, the Registrant acquired substantially all of the assets of Cedar Computer Center, Inc. ("Cedar"). The pro forma information for Fiscal 1995 ("Pro Forma Fiscal 1995") relates to the operations of the Registrant and Cedar as if the acquisition of Cedar had occurred on July 1, 1994.

        Net sales for Fiscal 1996 were $450.0 million compared to $462.5 million for Pro Forma Fiscal 1995, a decrease of $12.5 million or 2.7%. This decrease was primarily due to reduced sales volume at existing locations in the mid-west acquired as a result of the acquisition of Cedar.

        Gross profits increased to $42.6 million in Fiscal 1996 from $40.6 million in Pro Forma Fiscal 1995, an increase of $2.0 million or 4.9%. Gross profit margins increased to 9.5% in Fiscal 1996 compared to 8.8% in Pro Forma Fiscal 1995 as a result of increased emphasis by the Registrant's sales organization on transactions involving products with relatively higher profit margins, such as PCs, and decreased reliance on high volume, marginally profitable transactions.

        Selling, general and administrative expenses increased by $9.2 million or 32.0% to $37.6 million in Fiscal 1996 compared to $28.4 million in Pro Forma Fiscal 1995. The primary components of the Registrant's selling, general and administrative expense (66.9%) are salaries and benefits. Salaries and benefits were $25.1 million in Fiscal 1996, an increase of 19.5% or $4.1 million from Pro Forma Fiscal 1995. The majority of the increase was attributable to a 9.9% increase in employee headcount during the year to 500 at June 30, 1996. This increase was a direct result of putting in place a new executive management team and increased sales representatives during the year, along with redundant positions required as a result of relocating distribution and administration functions from the midwest to Boston during the fourth quarter of 1996. In January 1996, the Registrant began offering health and other benefits to employees acquired in connection with the acquisition of Cedar, resulting in additional salaries and benefit costs of approximately $200,000 during Fiscal 1996.

        Occupancy cost, which consists of rent and related utility costs, increased 23.5% to $2.1 million in Fiscal 1996 compared to $1.7 million in Pro Forma Fiscal 1995. This increase is primarily attributable to relocating the Registrant's distribution facility in Los Angeles to a new free standing facility, and more than doubling the size of the Registrant's largest warehouse in Boston. The balance of the increase was a result of increased rents for existing locations.

        Depreciation and amortization increased to $1.5 million in Fiscal 1996 from $1.2 million in Pro Forma Fiscal 1995, primarily as a result of increased depreciation expense related to current year additions of fixed assets.

        Other selling, general and administrative expenses increased $2.1 million to $6.6 million in Fiscal Year 1996 compared to $4.5 million in Pro Forma Fiscal 1995. The increase was attributable to increased legal, professional and recruiting fees, higher than expected travel costs associated with the consolidation of distribution and administrative functions in Boston and overall higher other selling and administrative costs.

        During the fourth quarter of 1996, the Registrant recorded a special charge of $2.3 million for restructuring costs associated with the planned relocation and consolidation of the Registrant's headquarters, sales and distribution facilities to Atlanta, Georgia. Management believes that these actions, once completed, will result in improvements in operational efficiency. These costs include approximately $1.7 million for severance benefits for approximately 125 affected employees, $400,000 for the write-off of property and equipment which will no longer be required, and approximately $200,000 for lease extension and termination costs and other activities to close the existing facilities. As of June 30, 1996, none of the charge has been utilized. Based on management's plan, it is anticipated that a substantial portion of the charge will be expended during fiscal 1997 and the remainder during the first half of fiscal 1998.

        During Fiscal 1996, the Registrant incurred costs of approximately $486,000 related to expenses incurred in connection with the registration of the Registrant's securities for a public offering which was not completed. There were no such costs in Pro Forma Fiscal 1995.

        As a result of the foregoing, the Registrant incurred a net loss of $(403,209) compared to net income of $4.1 million in Pro Forma Fiscal 1995.
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ERNST & YOUNG LLP            Certified Public Accountants    Phone: 407 655 8500
                             Phillips Point, West Tower      Fax:   407 838 4191
                             Suite 1200
                             777 South Flagler Drive
                             West Palm Beach, Florida 33401


October 1, 1996



Mr. John Chiste
Vice President and Chief Financial Officer
Computer Integration Corp.
7900 Glades Road
Boca Raton, Florida 33434

Dear Mr. Chiste:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of Computer Integration Corp.'s inability to timely file its annual report on Form 10-K for the year ended June 30, 1996, the factors described in the succeeding paragraph make impractical (or impossible) the submission of our report as of a date which will permit timely filing of your June 30, 1996 annual report to the Commission.

The Company did not conclude its negotiations with its primary lender and did not provide us with an Amended and Restated Loan and Security Agreement until Monday, September 30, 1996. As a result, we were unable to complete the audit procedures necessary to issue our report on the financial statements of Computer Integration Corp. as of and for the year ended June 30, 1996. We expect to complete our procedures and issue our report in the near future.

You are authorized to attach a copy of this letter as an Exhibit to Form 12b-25 to the Securities and Exchange Commission.

                                        Very truly yours,



                                        ERNST & YOUNG LLP